 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-51176
CUSIP NUMBER: 491292 108

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

           Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of Registrant	Kentucky First Federal Bancorp
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	479 Main Street
City, State and Zip Code	Hazard, Kentucky 41702

PART II - RULE 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

           State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

           Kentucky First Federal Bancorp. (“we,” “our” or the “Company”) has determined that it is unable to file its Form 10-Q for the quarterly period ended December 31, 2010 (the “Form 10-Q”) with the U.S. Securities and Exchange Commission (the “SEC”) by the February 14, 2011 due date.

           We are not able to file a timely Form 10-Q because we have not completed our consolidated financial statements and related disclosures for the three months ended December 31, 2010, as we need additional time to analyze issues arising from the United States Department of Labor review of the release of shares from the Company’s Employee Stock Ownership Plan (“ESOP”).  See Part IV, below.

PART IV — OTHER INFORMATION

           (1)           Name and telephone number of person to contact in regard to this notification

Tony D. Whitaker	(606) 436-3860
(Name)	(Telephone Number)

           (2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes     ☐ No

           (3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes     ☐ No

           If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is working with its independent auditing firm to quantify and evaluate the materiality of unrecorded misstatements in its financial statements, which was discovered in the three month period ended December 31, 2010.  The error was related to an error associated with the release of shares to the Company’s ESOP participants.  The error resulted in an understatement of ESOP expense and was identified when the Company was notified pursuant to a review by the United States Department of Labor that the Company had incorrectly calculated the number of shares required to be released to participants of the ESOP.

The restatement of the financial statements incorporate the following adjustments:

•	The reduction of $76,000 in federal income tax payable at June 30, 2010, reflecting the tax effect of higher levels of ESOP compensation expense associated with prior periods;
•	The increase of $26,000 in additional paid-in capital at June 30, 2010, reflecting the effect of releasing additional shares to ESOP participants;
•	The reduction of $147,000 in retained earnings at June 30, 2010, reflecting higher levels of ESOP compensation expense (net of income tax) associated with prior periods;
•	The decrease of $197,000 in Unearned ESOP, the Company’s contra equity account for unreleased ESOP shares;
•	The increase of the Company’s net loss for the six months ended December 31, 2009, from $147,000 to $171,000, as a result of additional ESOP compensation expense; and
•	The decrease of the Company’s net income for the three months ended December 31, 2009, from $215,000 to $203,000, as a result of additional ESOP compensation expense.

The financial statements have been restated to revise the reported liability associated with deferred income taxes.  As a result of the restatement, the following financial statement line items were adjusted (in thousands):

Consolidated Statement of Financial Condition at June 30, 2010:	Restated	Previously Reported	Effect of Change
(in thousands)
Other liabilities	$1,673	$1,749	$(76)
Total liabilities	179,131	179,207	(76)
Additional paid-in capital	36,623	36,597	26
Retained earnings	31,216	31,363	(147)
Unearned ESOP	(2,169)	(2,366)	197
Total shareholders’ equity	57,808	57,732	76

Consolidated Statement of Operations for the six months ended December 31, 2009:	Restated	Previously Reported	Effect of Change
(in thousands)
Employee compensation and benefits	$1,563	$1,526	$37
Total federal income taxes expense (benefit)	(91)	(78)	(13)
Net income (loss)	(171)	(147)	(24)
Earnings (loss) per share, basic and diluted	(0.02)	(0.02)	--

Consolidated Statement of Operations for the three months ended December 31, 2009:	Restated	Previously Reported	Effect of Change
(in thousands)
Employee compensation and benefits	$798	$780	$18
Total federal income taxes expense (benefit)	104	110	(6)
Net income (loss)	203	215	(12)
Earnings (loss) per share, basic and diluted	0.03	0.03	--

Consolidated Statement of Cash Flows for the six months ended December 31, 2009:	Restated	Previously Reported	Effect of Change
(in thousands)
Cash Flows from operating activities:
Net income (loss)	$(171)	$(147)	$(24)
ESOP compensation expense	130	93	37
Accounts payable and other liabilities	(628)	(615)	(13)

KENTUCKY FIRST FEDERAL BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 15, 2011	By:	/s/ Tony D. Whitaker
Tony D. Whitaker
Chief Executive Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.